UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule  TO originally filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), on September 17, 2025, subsequently amended and restated on September 24, 2025 and further amended on October 16, 2025 and October 29, 2025 (“Schedule TO”), relating to the tender offer by the Purchaser for any and all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser. The Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, together, as amended or supplemented from time to time, constitute the “Offer”. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 4, the information set forth in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(A), remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. The following sections of the Offer to Purchase are hereby amended and restated as follows.

Only those items amended are reported in this Amendment No. 4. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 4 by reference. This Amendment No. 4 should be read with the Schedule TO and the Offer to Purchase.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meaning given to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

The following sections set forth in the Offer to Purchase, incorporated by reference in Item 4 of the Schedule TO, are hereby incorporated by reference herein as such information has been amended and restated as follows.

The heading “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition” and related references thereto in the Offer to Purchase are hereby replaced with the heading “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition and Other Alternative Transactions Available under Cayman Islands Law” and related references. The information set forth under the heading “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition and other alternative transactions available under Cayman Islands law” is hereby amended and restated as follows:

“Under Cayman Islands law, subject to certain requirements, within four months after the making of a public tender offer conducted in respect of a Cayman Islands-incorporated company, if the offer has been approved by holders of not less than 90% in value of the shares affected, the acquirer is entitled to acquire the remaining shares in the manner prescribed by the Companies Act. Following the satisfaction of the Minimum Tender Condition, and after the statutory period has elapsed, Purchaser will therefore be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition at the Offer Price for the purpose of purchasing Securities held by any remaining holders of the Securities, in accordance with Section 88 of the Companies Act and, following the expiration of the four-month offer period and the service of the required statutory notices, such compulsory acquisition would typically be completed within one to two months thereafter. This typical timeline is subject to the determination of any applications made by dissenting shareholders (if any), noting that proceedings arising from applications made by dissenting shareholders may take between three to six months to be determined, depending on the particular facts and circumstances of the case and court availability.

In addition, the Companies Act allows for alternative transactions to a compulsory acquisition, such as a statutory merger and a court-sanctioned scheme of arrangement, which may be available to Purchaser even if the Minimum Tender Condition is not satisfied and has been waived.   The consideration payable in any such alternative transaction may be the same as, higher than or lower than the Offer Price, and may be in the form of cash, securities or a combination thereof, subject to negotiation, applicable law and required approvals.

A statutory merger under the Companies Act allows two or more companies to combine and merge pursuant to a plan of merger approved by a special resolution of shareholders of each constituent company to the merger. The plan of merger must be filed with the Registrar of Companies of the Cayman Islands. Upon merger effectiveness, all assets and liabilities of the merging entity(ies) vest in the surviving company by operation of law. Shareholders of the target company who do not support the merger would have statutory rights to dissent, in the manner set out in the Companies Act, and instead seek payment of the “fair value” for their shares as determined by the Grand Court of the Cayman Islands.  The implementation of a statutory merger typically takes approximately four to eight weeks from initiation, subject to shareholder approval, regulatory clearances and institution of “fair-value” proceedings (if any). The timeline for determination of any “fair value” proceedings varies on a case-by-case basis but it should be noted that some cases may take between two to three years from the launch of the appraisal process to reach trial.

A scheme of arrangement under the Companies Act is a court-supervised process that allows a company and its shareholders to agree on a compromise or arrangement that, once sanctioned by the court, becomes binding on all shareholders. To implement a scheme of arrangement, at least two court hearings are required, where the court will (i) first, direct that one or more shareholder meetings be held, with approval requiring a majority in number representing 75% in value of each class of share present and voting either in person or by proxy, and (ii) second (and following shareholder approval), sanction the scheme which will take effect to bind all shareholders, including those that did not vote, or that voted against the scheme of arrangement, and no statutory dissent or appraisal rights shall be available.  The consideration under a scheme of arrangement may be the same as, higher than or lower than the Offer Price and its implementation will typically take approximately eight to twelve weeks (or longer, depending on court availability and any regulatory or shareholder processes).

Following the completion of the Offer, Purchaser may further consider pursuing such alternative methods permitted under Cayman Islands law for the purpose of acquiring Securities held by any remaining holders of the Securities.”

Item 6. Purpose of the Transaction and Plans or Proposals.

Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Effects of the Offer—Compulsory Acquisition and Other Alternative Transactions Available under Cayman Islands Law,” which is incorporated by reference herein as such information has been amended and restated pursuant to Item 4 hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 28, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Amended and Restated Offer to Purchase, dated September 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 24, 2025).
(a)(1)(ii)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)*	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)*	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)*	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(ii)*	Press Release issued by the Purchaser with respect to the extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Purchaser on October 16, 2025).
(a)(5)(iii)*	Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by Purchaser on October 29, 2025).
(b)	Not applicable.
(c)	Not applicable.
(d)*	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Exhibit.

* Previously Filed